Filed Pursuant to Rule 433
Registration Statement No. 333-259205

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to the SPDR® Gold Shares
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The SPDR® Gold Shares (Bloomberg symbol: “GLD”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.525 to $11.925] per unit, a [15.25% to 19.25%] return over the principal amount, to be determined on the pricing date.
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000114036123026872/brhc20053323_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the commodity held by the Market Measure.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
The sponsor and trustee of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

•
You will have no rights of a holder of the Market Measure or the commodity held by the Market Measure, and you will not be entitled to receive shares of the Market Measure or any of the commodity held by the Market Measure.

•	There are liquidity and management risks associated with the Market Measure.
•
The performance of the Market Measure may not correlate with the performance of the commodity held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the commodity held by the Market Measure may be adversely affected, sometimes materially.

•	If the liquidity of the commodity held by the Market Measure is limited, the value of the Market Measure and, therefore, the return on the notes would likely be impaired.
•	Suspension or disruptions of market trading in the commodity held by the Market Measure may adversely affect the value of your notes.
•	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.
•	The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure.
•	The price of the Market Measure is linked closely to the price of gold, which may change unpredictably and affect the value of the notes in unforeseeable ways.
•	Investing in the Underlying Fund is not the same as investing directly in gold.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%	$10.00	0.00%
2.00%	$10.60	6.00%
3.00%	$10.90	9.00%
5.75%	$11.725(1)	17.25%
10.00%	$11.725	17.25%
20.00%	$11.725	17.25%
30.00%	$11.725	17.25%
40.00%	$11.725	17.25%
50.00%	$11.725	17.25%
60.00%	$11.725	17.25%
(1)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.